UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE OWL CAPITAL CORPORATION II

(Name of Subject Company)

BLUE OWL CAPITAL CORPORATION II

(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Jonathan Lamm

Chief Financial Officer and Chief Operating Officer

Blue Owl Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cynthia M. Krus

Kristin H. Burns

Dwaune L. Dupree

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to the unsolicited tender offer (the “Offer”) by Cox Capital General Partner, LLC (“Cox GP”), Cox Capital Partners Special Situations Fund, L.P. (“CCPSSF”), Saba Capital Management GP, LLC (“Saba GP”), Saba Capital Management, L.P. (“Saba LP”) and Saba Capital Tender SPV I, LLC (“Saba SPV” and together with Cox GP, CCPSSF, Saba GP and Saba LP, the “Offerors”) to purchase in cash up to 8,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Blue Owl Capital Corporation II, a Maryland corporation (the “Company”), at a price equal to $3.80 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), attached to and filed as an exhibit to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Offerors’ Schedule TO”) filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on March 6, 2026.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER TO PURCHASE.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office are as follows:

Blue Owl Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

This Schedule 14D-9 relates to the Company’s Common Stock, par value $0.01 per share. As of February 26, 2026, there were 115,645,934 shares of the Company’s Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 8,000,000 shares of Common Stock at a price equal to $3.80 per share (the “Offer Price”).

According to the Offerors’ Schedule TO, the business address for Cox GP and CCPSSF is 1333 Race Street, Philadelphia, PA 19107, and the business telephone number is (484) 840-5281, and the business address of Saba GP, Saba LP and Saba SPV is 405 Lexington Avenue, 58th Floor, New York, NY, 10174, and the business telephone number is (212) 542-4635.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth below, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled (i) “Part I, Item 1. Business—Compensation of the Adviser” in the Company’s Annual

Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 5, 2026 (the “Form 10-K”), (ii) “Part I, Item 1A. Risk Factors” in the Form 10-K, (iii) “Part II, Item 8. Financial Statements and Supplementary Data—Note 3. Agreements and Related Party Transactions” in the Form 10-K, (iv) “Part III, Item 11. Executive Compensation—Director Compensation,” in the Form 10-K, (v) “Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholders Matters” in the Form 10-K, and (vi) “Part III, Item 13. Certain Relationships and Related Transaction, and Director Independence—Certain Relationships and Related Transactions” and “—Allocation of Investment Opportunities,” in the Form 10-K. The Form 10-K has been previously made available to all the shareholders and is available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors (the “Board”), in consultation with the Company’s management, has reviewed the terms of the Offer. Based on this review, the Board has unanimously determined that the Offer is not advisable or in the best interests of the Company’s shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER TO PURCHASE.

(b)	Reasons for the Recommendation.

In making the recommendation described above, the Board considered the following factors in evaluating the merits of the Offer and in support of its recommendation that shareholders reject the Offer and not tender their shares in the Offer:

1.	The Offer Price is at a significant discount to net asset value (“NAV”)

The Offer Price of $3.80 per share represents a discount of approximately 33.2% to the Company’s implied NAV per share of $5.69 as of February 24, 2026, after giving effect to the Return of Capital Distribution (as defined below) of $2.50 per share payable in cash on or before March 31, 2026 to shareholders of record as of March 24, 2026 (the “Return of Capital Distribution”). The Board believes this is a strategy designed to capture value from shareholders for the benefit of the Offerors, at a price well below the long-term value of the Company’s Common Stock. The Board and the Company’s management have already stated that the Company has taken significant steps to return capital to shareholders at no discount to fair value.

2.	The Offer Price is inadequate, arbitrary and substantially undervalues OBDC II’s assets and ongoing access to liquidity.

The Offerors’ Schedule TO states that “no independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representations are made by the [Offerors] or any affiliate of the [Offerors] as to such fairness.” The Board, however, amongst other things, considered the fact that, on March 12, 2026, BofA Securities, Inc. (“BofA Securities”) rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the holders of shares (other than Offerors and their affiliates) pursuant to the offer was inadequate from a financial point of view to such holders. The full text of BofA Securities’ written opinion, dated March 12, 2026, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with such opinion, is attached hereto as Exhibit (g)(1). BofA Securities provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of BofA Securities is not a recommendation as to whether or not any shareholders should tender such shares in connection with the offer or any other matter.

3.	Tendering in the Offer will prohibit the Company’s shareholders from receiving future distributions and realizing any appreciation in the value of their shares in the future.

Tendering shareholders would be walking away from a high-performing portfolio and all future distributions, including return of capital distributions, and would otherwise cede all rights with respect to shares of the Company’s Common Stock that are tendered.

4.	The Company’s management and the Board are not tendering in the Offer.

To the extent any of the Company’s executive officers or other affiliates own shares in the Company, they will not tender their shares of the Company’s Common Stock in the Offer. There is strong conviction that the Company will continue delivering significantly greater value than this offer.

5.	Superior value is already being delivered.

The Company has a proven track record of strong performance and since December 31, 2025, has a 9.1% annualized return since inception, consistently outperforming leveraged loan indices.

The Board is already taking specific significant action to return capital to the Company’s shareholders:

•

In 2026, the Company’s shareholders are expected to receive return of capital distributions equal to 50% or more of the Company’s NAV as of December 31, 2025, including the Return of Capital Distribution, which represents 30% of NAV as of December 31, 2025.

•

In addition to regular monthly dividends, the Company intends to prioritize making additional return of capital distributions to all shareholders on a quarterly basis of 5% or more of the Company’s capital, subject to Board approval.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Company’s shareholders.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFERORS PURSUANT TO THE OFFER TO PURCHASE.

The Board acknowledges that each shareholder must evaluate whether to tender his, her or its shares to the Offerors pursuant to the Offer and that, because there is no trading market for the Common Stock, an individual shareholder may determine to tender based on, among other considerations, such shareholder’s individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his, her or its shares to the Offerors pursuant to the Offer, each shareholder should keep in mind that the Company makes no assurances with respect to the specific timing of or ability of the Company to maintain future liquidity distributions to shareholders.

(c)	Intent to Tender.

After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, subsidiaries or other affiliates intends to tender or sell shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Board has retained BofA Securities to act as financial advisor (the “Financial Advisor”) in connection with, among other things, the Board’s review, consideration and analysis of the Offer and its response thereto. The Financial Advisor was also retained by the Board for the purpose of preparing and delivering the opinion attached as an exhibit to this Schedule 14D-9. The Financial Advisor will be paid customary fees for such services. The fees of the Financial Advisor in connection with its opinion became payable in connection with its delivery of such opinion. The Financial Advisor will be reimbursed for their respective reasonable out-of-pocket expenses (including fees and disbursements of their respective legal counsel), and will be indemnified against certain liabilities relating to or arising out of their respective engagements.

The Company has retained D.F. King & Co. (“D.F. King”) to assist it in connection with the Company’s communications with its shareholders in connection with the Offer. The Company has agreed to pay customary compensation to D.F. King for such services. In addition, the Company has agreed to reimburse D.F. King for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

The Company has retained FGS Global (“FGS”) as a strategic communications advisor in connection with the Offer. The Company has agreed to pay customary compensation to FGS for such services. In addition, the Company has agreed to reimburse FGS for certain expenses and indemnify it and certain related persons against certain potential liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and reporting policies and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries other than as described below.

Blue Owl Capital Corporation II’s Amended and Restated Dividend Reinvestment Plan

During the past 60 days, an aggregate of 699,921 shares of Common Stock were issued to shareholders of the Company who have “opted in” to the Company’s Amended and Restated Dividend Reinvestment Plan (the “Plan”) in connection with the reinvestment of cash distributions to such shareholders in additional shares of Common Stock pursuant to the Plan. As previously announced, on February 17, 2026, the Company’s Board determined to terminate the Plan and, subject to the approval of the Board, all future distributions to the Company’s shareholders are expected to be paid in cash.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

(a)	Golden Parachute Compensation

There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or the Offerors concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer to Purchase.

(b)	Other Material Information

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 and the documents filed as exhibits hereto contain forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about the Company, its current and prospective portfolio investments, its industry, its beliefs and opinions, and its assumptions. Words such as “anticipates,” “expects,”

“intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company advises you to carefully review the factors detailed under the caption “Risk Factors” in the Form 10-K.

Although the Company believes that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Schedule 14D-9 and the documents filed as exhibits hereto should not be regarded as a representation by the Company that its plans and objectives will be achieved. These forward-looking statements apply only as of the date of this Schedule 14D-9. Moreover, the Company assumes no duty and does not undertake to update the forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that the Company in the future may file with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Item 9. Exhibits.

(a)(1)	Letter to shareholders*

(a)(2)	Letter to Financial Advisors*

(a)(3)	Press Release, dated March 13, 2026*

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 5, 2026**

(g)(1)	Opinion of BofA Securities, Inc., dated March 12, 2026*

*	Filed herewith.
**	The sections of the Form 10-K specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2026

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer